November 24, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Filings, Information & Consumer Services

RE:	RidgeWorth Funds (the “Registrant”)

  File Nos. 033-45671; 811-06557

  Post-Effective Amendment No. 103

Ladies and Gentlemen:

We hereby submit for filing pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), Post-Effective Amendment No. 103 under the 1933 Act and Amendment No. 105 under the Investment Company Act of 1940, as amended, to the Registrant’s registration statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act, for review and comment by the Staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(2), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective 75 days after filing pursuant to Rule 485(a)(2). No fees are required in connection with this filing.

The purpose of the Amendment is to register a new series of the Registrant designated as RidgeWorth Capital Innovations Global Resources and Infrastructure Fund. The new series will offer Class A, Class C and Class I shares

If you should have any questions relating to the Amendment, please contact me at 617-662-3153.

Sincerely,

/s/ Timothy J. Burdick
Timothy J. Burdick
Vice President and Counsel

cc:	Ms. Julia Short

Magda El Guindi-Rosenbaum, Esq.